May 11, 2022

VIA EDGAR

Timothy Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Digital Trust, WisdomTree Short-Term Treasury Digital Fund (f/k/a WisdomTree Digital Short-Term Treasury Fund) File Nos. 333-25575 and 811-23659

Dear Mr. Worthington:

This response is provided on behalf of WisdomTree Digital Trust (the “Trust” or the “Registrant”) with respect to Staff comments received by phone on March 7, 2022 and March 29, 2022, regarding the Trust’s Registration Statement on Form N-1A, which was initially filed with the U.S. Securities and Exchange Commission (“SEC”) on April 28, 2021, and amended via pre-effective amendment on July 21, 2021 and December 17, 2021 for the purpose of registering shares of the WisdomTree Short-Term Treasury Digital Fund (the “Fund”). The Staff’s comments and the Trust’s responses are set forth below. Any referenced numbered comment below refers to the respective comment in the correspondence letter filed by the Trust with the SEC on December 17, 2021. Any text citation refers to the revised Form N-1A, which will be filed with this letter. Capitalized terms used, but not defined herein have the same meaning given to them in the Trust’s Registration Statement.

1.	Comment: Page 5 - In the section of the Prospectus entitled, “Principal Investment Strategies of the Fund,” please provide the name of the Fund’s index.

Response: The Registrant has made the requested changes to the Prospectus in Item 4 in the section “Principal Investment Strategies of the Fund” by stating that the Fund will track the performance of the Solactive U.S. 1-3 Year Treasury Bond Index.

2.	Comment: Page 5 - In the section of the Prospectus entitled, “Use of Blockchain,” please consider including an introductory sentence for the section.

Response: The Registrant has made the requested change to the section entitled, “Use of Blockchain” in Item 4 of the Prospectus.

3.	Comment: General Comment - In the section of the Prospectus entitled, “Use of Blockchain,” please confirm that the policies and procedures of the Fund and its transfer agent address the use of blockchain integrated recordkeeping systems and confirm that the Fund’s Board of Trustees has approved these policies and procedures.

WisdomTree Digital Management, Inc. 250 West 34th Street, 3rd Floor, New York, NY 10119 | 212-801-2080 Tel 212-801-2081 Fax

Response: The Registrant has made the requested change to the section entitled, “Use of Blockchain” in Item 4 of the Prospectus.

4.	Comment: In light of the recent hack of bridges (e.g., wormhole, a popular bridge linking the Solana and Ethereum blockchains), please supplementally discuss how the Fund has mitigated such operational risks to the Fund.

Response: The Fund intends to mitigate such operational risks in a number of ways, including through the following operational controls and other risk mitigating components:

▪	As described in response to comment 24 below, the transfer of Fund shares recorded on the blockchain will not be allowed to a non-WisdomTree hosted wallet until such blockchain wallet is registered with the Transfer Agent.

▪	Individual accounts will be segregated (e.g., each account will have a separate blockchain wallet), whereby a transaction (i.e., movement of value) for each individual account can only occur through individual authentication.

▪	Private keys will be secured through a multi-layered approach, whereby multiple separate system approvals in separate environments will be required to initiate movement of value.

▪	The Transfer Agent will use software to scan each supported blockchain for any applicable movement of value (e.g., Fund share digital record movement) on the applicable blockchain, which also confirms ownership linkage between the applicable blockchain address and Fund shareholder “off-chain” record maintained by the Transfer Agent (i.e., the Official Record of share ownership). This mechanism ensures that chain of ownership, including off-chain recording by the Transfer Agent, is maintained, which is also overseen by the Transfer Agent.

▪	The value underlying the Fund shares recorded on the blockchain (i.e., U.S. Treasuries in the case of the Fund) will be held separately by an independent custodian under the provisions of the Investment Company Act of 1940 (the “Investment Company Act”).

It is our understanding that none of foregoing operational controls were present with respect to the recent noted hacks.

5.	Comment: Page 6 - The Prospectus states, “. . . a supported blockchain of their choice . .. . ” in the section of the Prospectus entitled, “Use of Blockchain.” Please clarify for the Staff the number of supported blockchains the Fund will use.

Response: The Registrant confirms that the number of blockchains initially supported via the Bridge is two, Stellar and Ethereum. The Registrant has updated the relevant language in the section entitled, “Use of Blockchain” in Item 4 of the Prospectus to further clarify this.

6.	Comment: There is a paragraph in the section entitled, “Use of Blockchain” that states:

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Furthermore, in the future, the blockchain technology may be leveraged to help facilitate shares being available for purchase, sale, or transfer from one shareholder to another shareholder (or potential shareholder) in a secondary trading market, such as through an electronic trading platform that is registered with the SEC as an alternative trading system. To operate, these features would need to be enabled and configured in a compliant manner with then-existing regulations and regulatory interpretations or otherwise require exemptive relief, which may never be granted.

Please do one of the three following actions with regards to this paragraph: (i) remove the paragraph from the Prospectus; (ii) move the paragraph from the Summary Prospectus; or (iii) if the Registrant elects to keep paragraph in the Prospectus, please confirm that changes will not be made without consulting with the Staff first.

Response: The Registrant confirms that it elects to keep the paragraph in the Prospectus. As such, the Registrant confirms that changes will not be made without first consulting with the Staff.

7.	Comment: Page 10 - Please supplementally confirm whether the Fund will be lending securities.

Response: The Registrant confirms that it may lend securities and that the disclosure included under “Non-Principal Information About the Fund’s Investment Strategies” of the Prospectus is intentionally included. To the extent the Fund engages in securities lending, such lending activity will be included as required disclosures in the Fund’s periodic reports and applicable updates to its SAI.

8.	Comment: Page 10 - Please clarify the meaning of the following sentence that appears in the section of the Prospectus entitled, “Blockchain Technology Risk”: “However, because digital assets registered on a blockchain do not have a standardized exchange, like a stock market, there is less liquidity for such assets and greater possibility of fraud or manipulation.”

Response: The Registrant has revised the Prospectus in Item 9 in the disclosure “Blockchain Technology Risk” to clarify this statement.

9.	Comment: Page 10 - Please explain what is meant by “greater possibility of fraud or manipulation” in the sentence on Page 10 referenced in the Comment above.

Response: The Registrant has revised the Prospectus in Item 9 in the disclosure “Blockchain Technology Risk” to clarify this statement.

10.	Comment: General Comment - In the disclosure of the Prospectus entitled, “Blockchain Technology Risk,” please include disclosure that explains the risk of the Ethereum blockchain moving to a Proof-of-Stake.

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Response: The Registrant has made the requested changes to the Prospectus in Item 9 in the disclosure “Blockchain Technology Risk.”

11.	Comment: General Comment - Please change the name of the Fund from “WisdomTree Digital Short-Term Treasury Fund” to “WisdomTree Short-Term Treasury Digital Fund” in order to clarify that the Fund is not investing in digital short-term Treasuries.

Response: The Registrant has made the requested change and updated the name of the Fund to the “WisdomTree Short-Term Treasury Digital Fund.”

12.	Comment: Page 5 - In the section of the Prospectus entitled, “Principal Investment Strategies of the Fund,” please include an “80% Test” disclosure in order to address the requirements of Rule 35d-1 under the Investment Company Act.

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Principal Investment Strategies of the Fund.”

13.	Comment: Page 5 - In the section of the Prospectus entitled, “Principal Investment Strategies of the Fund,” please rephrase “with all remaining maturities between 1 and 3 years” in order help clarify what the Fund is investing in.

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Principal Investment Strategies of the Fund.”

14.	Comment: Page 6 - In the disclosure of the Prospectus entitled, “Use of Blockchain,” please clarify the definition of “WisdomTree” and the reference to “A WisdomTree affiliate.”

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Use of Blockchain.”

15.	Comment: Page 6 - In the disclosure of the Prospectus entitled, “Use of Blockchain,” please delete the following phrase: “, subject to the terms and conditions associated with such relationship.”

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Use of Blockchain.”

16.	Comment: General Comment - Please confirm supplementally to the Staff that no personal identifying information will be on the blockchain.

Response: The Registrant confirms that no personal identifying information will be on the blockchain.

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17.	Comment: Page 6 - In the disclosure of the Prospectus entitled, “Use of Blockchain,” please address the use of “including” when describing the possible blockchains in order to clarify whether there will be more than two possible blockchains.

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Use of Blockchain,” in order to clarify that at least initially, the shares of the Fund may only operate on two possible blockchains, the Stellar and Ethereum blockchains.

18.	Comment: Page 6 - In the disclosure of the Prospectus entitled, “Use of Blockchain,” please amend the disclosure from “among supported” to “Ethereum,” and please also include language that Ethereum is the only supported blockchain.

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Use of Blockchain,” in order to clarify that the initial Bridge will be available between the Stellar and Ethereum blockchains. The Registrant believes that the disclosure otherwise accurately reflects that initially, the Fund’s shares will be recorded on the Stellar blockchain as the Secondary Record and shareholders will initially be able to move the Secondary Record of ownership between the Stellar and Ethereum blockchains.

19.	Comment: General Comment - Please confirm supplementally to the Staff that the same transfer agent will be used with respect to transactions associated with both blockchains.

Response: The Registrant confirms that the same Transfer Agent, Securrency Transfers, Inc., will be used with respect to transactions associated with both blockchains

20.	Comment: Page 6 - In the disclosure of the Prospectus entitled, “Use of Blockchain,” please insert “directly or indirectly” in the sentence that provides, “The Fund will not invest in any assets that rely on blockchain technology, such as cryptocurrencies.”

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Use of Blockchain.”

21.	Comment: Page 5 - In the section entitled, “Principal Investment Strategies of the Fund,” please include a corresponding strategy disclosure for the “Portfolio Turnover Risk” that is included in the section entitled, “Principal Risks of Investing in the Fund.”

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Principal Investment Strategies of the Fund.”

22.	Comment: Page 8 - In the section entitled, “Purchase and Sale of Fund Shares,” please clarify that the App is the only way for investors to set up an account.

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Purchase and Sale of Fund Shares.”

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23.	Comment: Page 8 - In the section entitled, “Purchase and Sale of Fund Shares,” please confirm that “WisdomTree or its affiliate” is correct.

Response: The Registrant has made changes to the Prospectus in the section entitled, “Purchase and Sale of Fund Shares” to clarify the phrase “WisdomTree or its affiliate.”

24.	Comment: Page 9 - In the section entitled, “Additional Information About the Fund / Use of Blockchain,” please explain supplementally how the following process is done: “However, any such blockchain wallet, prior to use, will be registered by the Transfer Agent and associated with relevant personal identifying information.”

Response: To the extent a Fund shareholder, whose blockchain wallet will initially be provided by WisdomTree, desires to transfer Fund shares to another blockchain wallet, the transfer will not be allowed until such blockchain wallet is registered with the Transfer Agent. That will require the owner of such blockchain wallet to provide personal identifying information similar to the traditional account opening process, with verification of such information by the Transfer Agent. If such personal identifying information is not provided and/or verified, the related blockchain wallet will not be registered by the Transfer Agent to allow transfers into such blockchain wallet.

25.	Comment: Page 9 - In the section entitled, “Additional Information About the Fund / Use of Blockchain,” please clarify whether there will be more than two blockchains being used.

Response: The Registrant has made the requested changes to the Prospectus in the section entitled, “Additional Information About the Fund / Use of Blockchain.”

26.	Comment: Page 16 - In the section entitled, “Additional Policies,” please confirm if shares can be purchased through an intermediary. If not, please remove any such references in “Additional Policies” and elsewhere in the Prospectus.

Response: The Registrant has made the requested changes throughout the Prospectus to confirm that shares can only be purchased throughout the App.

27.	Comment: In the section of the Statement of Additional Information (“SAI”) entitled, “General Description of the Trust and the Fund,” the Staff notes that there is no fundamental policy for diversification and no fundamental policy for concentration. Please confirm or update the disclosures accordingly.

Response: The Registrant has updated the “Investment Limitations” section of the SAI to address the requested change.

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Sincerely,

/s/ Ryan Louvar
Ryan Louvar, Esq.

cc:	Michael S. Didiuk, Esq. (Perkins Coie LLP) Todd Zerega, Esq. (Perkins Coie LLP)

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